May 3, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Checkpoint Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-270474

Ladies and Gentlemen:

Checkpoint Therapeutics, Inc. (the “Company”) hereby requests, pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on May 5, 2023, or as soon thereafter as practicable.

Please contact Matt Mamak of Alston & Bird LLP, the Company’s counsel, at (212) 210-1256, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Checkpoint Therapeutics, Inc.

By:	/s/ James F. Oliviero
Name: James F. Oliviero
Title: Chief Executive Officer and President